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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
       12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
          to File Reports Under Section 13 and 15(d) of the Securities
                              Exchange Act of 1934

                         Commission File Number: 0-26761

                                NETSILICON, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                              11001 BREN ROAD EAST
                           MINNETONKA, MINNESOTA 55343
                                 (952) 912-3444
               ---------------------------------------------------
               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE,
                  INCLUDING RIGHTS TO PURCHASE PREFERRED SHARES
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      NONE
                   ------------------------------------------
                   (Titles of all other classes of securities
                        for which a duty to file reports
                      under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    [X]          Rule 12h-3(b)(1)(i)       [X]
       Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(2)(i)    [ ]          Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(ii)   [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                           Rule 15d-6                [ ]


 Approximate number of holders of record as of the certification or notice date: ONE

         Pursuant to the requirements of the Securities Exchange Act of 1934 NetSilicon, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  February 14, 2002               BY: /s/ Subramanian Krishnan
                                           -------------------------------------
                                           Subramanian Krishnan,
                                           Chief Financial Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.